

The Genetic Orphan Disease Company

Investor Presentation
January, 2016

BioBlast Pharma

Forward-Looking Statements

This presentation includes statements that are, or may be deemed, "forward-looking statements." In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "plans," "intends," "may," "could," "might," "will," "should," "approximately," "potential" or, in each case, their negative or other variations thereon or comparable terminology, although not all forward-looking statements contain these words. They appear in a number of places throughout this presentation and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, the genetic orphan disease drug market size and its growth potential, our position and potential in the genetic orphan disease drug market, our product pipeline, the timing and cost of trials for our products or whether such trials will be conducted at all, completion and receiving favorable results of trials for our products, timing of read out of clinical trials results, regulatory action with respect to our products, our projections for funds required for the development and commercialization of our products, development of product candidates either internally or through partnership, market adoption of our products by physicians and patients, the timing, cost or other aspects of the commercialization and marketing of our products, and future sales of our products or product candidates.

By their nature, forward-looking statements and their implications, involve risks and uncertainties because they relate to events, competitive dynamics, and healthcare, regulatory and scientific developments and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. In addition, historic results of scientific research and clinical and preclinical trials, including interim trial data, do not guarantee that the conclusions of such or future research or trials would not suggest different conclusions or that historic results referred to in this presentation would not be interpreted differently in light of additional research and clinical and preclinical trials results. For example, positive interim results of our open label Phase 2 HOPEMD trial might not be repeated in later studies or may not be statistically significant, and regulatory authorities may not accept results of open label trials when considering to approve commercialization of our product candidates. Also, while we have received Fast Track and Orphan Drug Designation for certain of our product candidates, we cannot guarantee that we will be able to maintain such designations due to reasons within or outside of our control. Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this presentation as a result of, among other factors, the factors referenced in the "Risk Factors" section of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2015 and in any subsequent filings with the SEC. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this presentation, they may not be predictive of results or developments in future periods. Any forward-looking statements that we make in this presentation speaks only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this presentation.

1. Orphan Disease Focused Company (Neuromuscular; Mitochondrial Diseases)
2. New USA-based Global Leadership Team
3. Lead Clinical Asset in Phase 2 with Human Proof of Concept & Significant Commercial Potential in Multiple Indications*
4. Robust Pipeline for Internal Development & BD

* Interim HOPEMD Phase 2 open label study results announced on Oct. 27, 2015. Interim open label results should be cautiously interpreted.

1. Orphan Disease Focused Company (Neuromuscular; Mitochondrial Diseases)
2. New USA-based Global Leadership Team
3. Lead Clinical Asset in Phase 2 with Human Proof of Concept & Significant Commercial Potential in Multiple Indications*
4. Robust Pipeline for Internal Development & BD

* Interim HOPEMD Phase 2 open label study results announced on Oct. 27, 2015. Interim open label results should be cautiously interpreted.

BioBlast At a Glance

- Clinical stage biopharmaceutical company developing novel, first-in-class disease modifying therapies to treat the underlying causes of rare genetic neuromuscular & mitochondrial diseases with high unmet medical need
- Headquartered in New Haven, CT
  - R&D facility in Tel Aviv, Israel
- NASDAQ: 'ORPN'
- Market Cap: ~$53M (1/6/16)
- Shares Outstanding: 14.4 M
  - 66% owned by insiders
- Cash and investments (9/30/15)
  - $23.1M


RARE
DOESN'T MEAN
ORPHANED

Priority Focus on Trehalose Clinical Programs. Robust Pipeline of Preclinical Assets for Internal Development or BD

BioBlast Pharma

Platform	Drug Candidate	Indication	Preclinical	Phase 1	Phase 2	Phase 3
Protein Stabilizing Platform	Trehalose 90mg/mL IV solution	Oculopharyngeal muscular dystrophy (OPMD)				
		Spinocerebellar ataxia type 3 (SCA3; Machado Joseph)				
Mitochondrial Protein Replacement Therapy (mPRT)	BB-FA (BioBlast-Friedreich's ataxia)	Friedreich's ataxia				
	Additional prioritized mPRT drug candidates (not a full list)	*Evaluating for example*: • OTC Deficiency[1] • ALPERS Syndrome[2] • MMA[3] • Leigh Syndrome[4] • MELAS[5] • PDH Deficiency[6]				
Read-Through Platform	BBrm02 (Intrathecal azithromycin)	Spinal muscular atrophy (SMA)				

Priority for internal clinical development given recent human POC data*

Development of mPRT & Read-through platforms contingent upon funding and/or business development

[1] Ornithine Transcarbamylase Deficiency
[2] POLG mutations
[3] Methylmalonic Aciduria
[4] SURF1 mutations
[5] Mitochondrial Encephalomyopathy, Lactic Acidosis & Stroke-like Episodes
[6] Pyruvate Dehydrogenase Deficiency

Protein Stabilizing Platform | mPRT Platform | Read-through Platform | Clinical Programs | Preclinical Programs

* Interim HOPEMD Phase 2 open label study results announced on Oct. 27, 2015. Interim open label results should be cautiously interpreted.

New Global Leadership Team and a Board with Significant Orphan Drug Experience

BioBlast Pharma

Management

Colin Foster – President, CEO & Board Member
- Former CEO Bayer Pharmaceuticals Corp. and Region Head, North American for Bayer Pharma. Biotech company founder and entrepreneur

Warren Wasiewski, M.D. – Chief Medical Officer & VP R&D
- Board Certified Pediatric Neurologist. Former CMO & EVP R&D at Neurotrope BioScience; VP Neurology at Alexion

Paul Firuta - Chief Commercial Officer (CCO)
- Former President, US Commercial Operations for NPS. VP & GM, Americas for ViroPharma (both purchased by Shire)

Terri Stevens – Chief Corporate Development Officer (CCDO)
- Former President & CCDO of Lupin; SVP & CCDO of Aptalis Pharma (now part of Allergan); VP BD&L at Novartis leading Pharma General Medicines BD&L negotiating team

Bob Cook – Chief Financial Officer
- Former CFO of MELA, Immune Pharmaceuticals, EpiCept and Pharmos. Former Managing Director at Chase Manhattan Bank

Leigh Cherry – VP Manufacturing
- Former Executive Director & Value Chain Leader at Merck with experience across small molecules, vaccines & biologics

Prof. Zohar Argov, MD – Special Medical Advisor to CEO
- Former President of the European Neurological Society

Board Members

Fred Price - Executive Chairman
- Former Chairman & CEO of BioMarin & Chiasma; Chairman of Omrix & Zymenex; BOD of Enobia & Pharmasset

Marlene Haffner, M.D.
- Former Director of Office of Orphan Products at FDA

Tom Dubin
- Former Alexion SVP & Chief Legal Officer

Dalia Megiddo – Co-Founder
- Managed two venture capital funds. Entrepreneur and founder of companies incl. Alcobra, Chiasma, Medingo

Udi Gilboa - Co-Founder
- Founder of Top Notch capital, a boutique investment bank in Israel. Entrepreneur and founder of companies incl. Alcobra, Insuline

Ran Nussbaum
- Managing Partner at Pontifax Venture Fund

Mike Burshtine
- Former Senior Partner at PWC; Biotech CFO

Isaac Krymolowski
- Former Chairman; Global Strategy – Booz Allen, Barclays Bank

Gili Cohen
- Board, academic, and investment officer experience

New Global Scientific Advisory Board

BioBlast Pharma

Scientific Advisory Board

Zohar Argov MD
- Medical Advisor to CEO, BioBlast Pharma. Past President of European Neurological Society.
- Expertise: Hereditary myopathies; adult onset neuromuscular disorders.

Robert H. Brown Jr MD, PhD
- Prof & Chair Neurology, U of Mass. President of American Neurological Association.
- Expertise: ALS (discovered SOD1 gene), Neurodegeneration.

Mitchio Hirano MD, PhD
- Director of Houston Merritt Center for Muscular Dystrophy, Columbia University, NY.
- Expertise: Mitochondrial disorders; therapy trials.

Paul M. Matthews MD, PhD
- Prof of Brain Sciences, Imperial College, London UK. Past Chair of Neurology at Oxford, Past GSK Vice President for Discovery & Development in Neurology.
- Expertise: Imaging and monitoring neurotherapy.

Massimo Pandolfo MD
- Prof & Chair Neurology, Erasme Hospital, Brussels, Belgium.
- Expertise: Hereditary ataxias (discovered Friedreich ataxia gene).

Investment Highlights - Summary

BioBlast Pharma

- Dedicated orphan disease company in mid/late stage development with a focus on neuromuscular & mitochondrial diseases
  - New U.S.-based global executive team
- Lead clinical drug candidate (trehalose 90mg/mL IV solution) in Phase 2 development with interim open label data signaling potential clinical efficacy and safety. Significant commercial potential in multiple indications of high unmet need*
  - First-in-class and first therapeutic to potentially treat a number of devastating PolyA/PolyQ diseases
  - Commercially attractive markets for lead two indications (OPMD; SCA3)
  - Strong market exclusivity through Orphan Drug Designation & IP portfolio
  - Fast Track Designation in one program (OPMD)
- Robust pipeline of drug candidates for internal development & BD
  - Animal proofs of concept established for both mPRT and read-through platforms
  - Next step development contingent upon internal funding & BD efforts
- $23.1 million in cash & investments (Sept. 30, 2015) with sufficient cash through 2016

* Interim HOPEMD Phase 2 open label study results announced on Oct. 27, 2015. Interim open label results should be cautiously interpreted.

1. Orphan Disease Focused Company (Neuromuscular; Mitochondrial Diseases)
2. New USA-based Global Leadership Team
3. Lead Clinical Asset in Phase 2 with Human Proof of Concept & Significant Commercial Potential in Multiple Indications*
4. Robust Pipeline for Internal Development & BD

* Interim HOPEMD Phase 2 open label study results announced on Oct. 27, 2015. Interim open label results should be cautiously interpreted.

Trehalose 90 mg/mL IV solution – Lead Drug Candidate in Phase 2 Clinical Development

BioBlast Pharma

- Naturally occurring alpha-linked disaccharide formed by an α,α-1,1-glucoside bond between two α-glucose units. Widely known to act as a ***protein stabilizer*** and ***autophagy enhancer***:
  - *Protein stabilizer*: Binds to & stabilizes partially folded proteins, inhibiting formation of pathological protein aggregations.
  - *Autophagy enhancer*: Unlike the proteosomal pathway, autophagy is a cellular mechanism in which part of the lipid bilayer, likely contributed by the endoplasmic reticulum, engulfs intracellular cargo (incl. protein aggregates) sequestering it for degradation by lysosomes.
- Animal proofs-of-concept in several disease models with repeat expansion mutations. Trehalose has the potential to be first treatment for a number of PolyA/PolyQ diseases.
- Orphan Drug designation for oculopharyngeal muscular dystrophy (OPMD) & spinocerebellar ataxia (SCA) in the U.S. and E.U.
  - *Market exclusivity upon commercial approval for 7 yrs in U.S.; 8 yrs in Canada; 10 yrs in EMA*
- Issued & pending IP related to methods of use & route of administration, formulation, manufacturing for PolyA/PolyQ diseases.
- Fast Track designation for OPMD in the U.S.



Trehalose structure

Trehalose 90mg/mL IV solution – Targeting PolyA & PolyQ Diseases with Beachhead Efforts in 2 of them (OPMD; SCA3)

BioBlast Pharma

- Variety of PolyA (poly-alanine) & PolyQ (poly-glutamine) diseases share a common etiology with intranuclear/intracellular disease-specific protein aggregations

PolyA[1]

- ✓ Oculopharyngeal muscular dystrophy (OPMD)
- Synpolydactyly (SPD)*
- Hand-Foot Genital Syndrome (HFGS)*
- Cleidocranial Dysplasia (CCD)*
- Congenital Central Hypoventilation Syndrome (CCSH)
- Blepharophimosis/Ptossis/Epicanthus Inversus Syndrome (BPEIS)*
- Holoprosencephaly (HPE)*
- Infantile Spasm Syndrome X-Linked (MR)
- X-linked Mental Retardation with Growth Hormone Deficiency (MR & GH)*

PolyQ[2]

- Spinocerebellar ataxia 1
- Spinocerebellar ataxia 2
- ✓ Spinocerebellar ataxia 3
- Spinocerebellar ataxia 6
- Spinocerebellar ataxia 7
- Spinocerebellar ataxia 17
- Spinobulbar Muscular Atrophy (SBMA)
- ✓ Huntington's Disease
- Dentatorubro-Pallidoluysian Atrophy (DRPLA)

✓ = *Animal proof of concept available in literature or BioBlast data*

- BioBlast focusing on two diseases, each currently in Phase 2 clinical development. Trehalose would be 1st therapeutic to treat these diseases.
  - Oculopharyngeal muscular dystrophy (OPMD) – a muscle-based disease
  - Spinocerebellar ataxia, type 3 (SCA3/Machado Joseph disease) – a nerve-based disease

[1] Brais, B. Oculopharyngeal Muscular Dystrophy: A Polyalanine Myopathy. *Current Neurology and Neuroscience Reports (2009) 9:76-82.*

[2] Zoghbi, H., Orr, H. Glutamine repeats and neurodegeneration, *Annu. Rev. Neurosci. (2000) 23:217-24.*

* Prenatal diseases - Congenital malformations and therefore not a focus for development.

OPMD – A Rare Disease with Significant Unmet Need

BioBlast Pharma

OPMD Overview

- PolyA disease caused by alanine trinucleotide repeats of PABPN1 protein in *muscle* cells leading to intranuclear PABPN1 protein aggregations:
  - Autosomal dominant disease with onset of symptoms in mid-life (i.e. ~40s-50s)
- Incidence[1]:
  - 1-9 per 100,000 worldwide; 1/1,000 in French Canada (Quebec); 1/700 Burkhara Jews
  - Vencore® analysis identified ~6,000 diagnosed in USA. Potentially additional 2-3x of undiagnosed patients.
- Major symptoms lead to significant morbidities in later life:
  - Dysphagia (difficulty swallowing)
  - Tongue atrophy & speech difficulties (dysphonia)
  - Upper & lower muscle weakness
  - Ptosis (drooping eyelids)
- No therapeutics available:
  - Dysphagia & ptosis surgery
  - Assistive devices


1988
Age 38
2006
Age 56
Blumen et al. 2008

[1] www.orph.net; www.vencore.com/health-analytics; Youssof, S. MD, 2011 Patient Presentation; Internal data & estimates

HOPEMD Phase 2 Open Label Study

BioBlast Pharma

Locations	❖ 2 Centers: McGill University, Canada; Hadassah University Hospital, Israel
Study Design	❖ Open label study ❖ OPMD patients with genetically confirmed OPMD ❖ Weekly trehalose infusion • First 6 months: 30g trehalose – trehalose 90mg/mL IV solution • Extension phase 12 months: Patients randomized 2:1 treatment & non-treatment arms
# of Patients	❖ 25 enrolled (Canada – 11; Israel –14) ❖ Enrollment complete
End Points	❖ Safety & tolerability • Incidence of adverse events and serious adverse events • Lab assessment and EKG ❖ Efficacy - Assessment of dysphagia and muscle strength • Penetration Aspiration Score measured by video fluoroscopy - VFS-PAS (dysphagia) • Timed Cold Water Drinking test (dysphagia) • Swallowing Quality of Life (SWAL-QOL) • Upper & lower body muscle strength & function tests
Study Status	❖ Enrollment complete ❖ All patients have reached 6 months of treatment ❖ Database lock 1Q16 ❖ Read out of first full 6 months of data due in Q1, 2016

HOPEMD Phase 2 Open Label Study: Dysphagia Endpoints Assessed

BioBlast Pharma

1 *Penetration Aspiration Score measured by Video Fluoroscopy*



Score	Description of Events
1.	Material does not enter airway
2.	Material enters the airway, remains above the vocal folds, and is ejected from the airway.
3.	Material enters the airway, remains above the vocal folds, and is not ejected from the airway.
4	Material enters the airway, contacts the vocal folds, and is ejected from the airway.
5.	Material enters the airway, contacts the vocal folds, and is not ejected from the airway.
6.	Material enters the ariway, passes below the vocal folds, and is ejected into the larynx or out of the airway.
7.	Material enters the airway, passes below the vocal folds, and is not ejected from the trachea despite effort.
8.	Material enters the airway, passes below the vocal folds, and no effort is made to eject.

2 *Timed Cold Water Drinking Test*



80mL Cold Water



3 *Swallowing Quality of Life Questionnaire (SWAL-QOL)*


Understanding
Quality of Life
in Swallowing Disorders

This questionnaire is designed to find out how your swallowing problem has been affecting your day-to-day quality of life.

Please take the time to carefully read and answer each question. Some questions may look like others, but each one is different.

Here's an <u>example</u> of how the questions in the survey will look.

1. In the last month how often have you experiences each of the symptoms below.

	All of the time	Most of the time	Some of the time	A little of the time	None of the time
Feel weak	1	2	3	4	5

HOPEMD Phase 2 Study: Muscle Strength & Function Endpoints Assessed

Lower Extremity Muscle Strength Tests

Foot Extension

1 

Knee Extension

2 

Hip Flexion

3 

Upper Extremity Muscle Strength Tests

Shoulder Abduction

4 

Arm Flexion

5 


microFET

Assessments performed using Digital hand-held dynamometer, model Hoggan MicroFET2™ manual muscle tester.

Muscle Function Tests

Arm Lift

6 

Stair Climb

7 

Sit-to-Stand

8 

HOPEMD Phase 2 Open Label Study - Interim Analysis: Safety & Tolerability

BioBlast Pharma

- Trehalose 90mg/mL IV solution appeared safe and well tolerated
- No infusion reactions were observed
- No unexpected safety signals were reported
  - There were no changes in laboratory parameters or physical examination, EKG, urine analysis, or insulin levels
- The most common adverse event was glycosuria
- There were 3 SAEs reported in the first 6 month protocol[1]:
  - 2 cases of aspiration pneumonia deemed unrelated to drug, one case leading to death
  - 1 case of urinary tract infection deemed unrelated to drug

[1]Eight additional SAEs reported during continuation protocol, all deemed unrelated to drug

HOPEMD Phase 2 Open Label Study – Interim Analysis: Dysphagia Endpoints

BioBlast Pharma

(Up to 24 weeks on trehalose 90mg/mL IV solution)


VFA-PAS Percent Responders & Improvers[3]
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
83.3%
50.0%
VFS-PAS Responders
VFS-PAS Improved


Percent Improvement vs Baseline[4]
% Improvement
30%
25%
20%
15%
10%
5%
0%
25.1%
12.1%
Drinking Test
SWAL-QOL

Number of Patients Per Site

Canadian Site	2	2	3	5	7
Israel Site[1, 2]	0	2	3	5	5

[1] 5 Israeli patients who did not have a scheduled baseline score had an unscheduled VFS-PAS evaluation performed after being on treatment for varying amounts of time ranging from one to four months. The results of this unscheduled evaluation were compared to the results obtained after 24 weeks of therapy.

[2] 7 Israeli baseline VFS-PAS measurements were uninterpretable due to faulty radiological procedure & were excluded from the interim data set.

[3] 10/12 were stable or improved; 6/12 improved. Responders defined as stable or improved. N=12.

[4] N numbers: drinking test=20; SWAL-QOL=21. For Drinking Test, absolute change = 25.1 sec at baseline to 18.8 sec at 24wks

HOPEMD Phase 2 Open Label Study – Interim Analysis: Muscle Strength & Function Endpoints



Percent Improvement From Baseline[1]
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
13.4%
24.3%
13.9%
3.5%
12.9%
11.1%
15.1%
17.6%
14.0%
0.3%
Lower Extremity
Foot Extension
Knee Extension
Hip Flexion
Upper Extremity
Shoulder Abduction
Arm Flexion
Arm Lift
Sit-to-Stand
Stair Climbing

[1] N numbers: lower extremities, foot, knee and hip=17; upper extremities, shoulder abduction and arm flexion=19; arm lift, sit-to-stand, and stair climb=18

HOPEMD Phase 2 Open Label Study - Summary of Interim Results

BioBlast Pharma

- Trehalose 90mg/mL IV solution appeared safe and well tolerated
- No unexpected safety signals were identified
- All SAEs were deemed unrelated to study drug
- Preliminary efficacy signals from interim subgroup analysis suggest the potential for improvement in dysphagia, muscle strength & muscle function*
- This preliminary efficacy signal needs to be confirmed when the full first 6 months of the data set is analyzed in Q1, 2016, and in a double blind placebo controlled study

First pharmacological agent to show possible benefit in OPMD*

* Open label study was not powered for efficacy; open label studies should be cautiously interpreted.

Spinocerebellar Ataxia, Type 3 (Machado Joseph Disease) – A Rare Disease with Significant Unmet Need

BioBlast Pharma

SCA3 Overview

- PolyQ disease caused by glutamine trinucleotide repeats in ataxin 3 protein in *nerve* cells leading to intranuclear ataxin 3 protein aggregations:
  - Autosomal dominant disease with onset of symptoms in early/mid-life (i.e. 30s-40s)
- Incidence[1]:
  - Estimated at 2.60/100,000 in EU; 0.55/100,000 in USA (diagnosed)
  - More detailed analysis of prevalence currently underway
- Major symptoms lead to significant morbidities in later life & mortality:
  - Leads to death within ~20 years of diagnosis
  - Loss of arm/leg coordinated movement; spasticity; unstable gait
  - Difficulty with speech and swallowing
  - Impaired eye movements
  - Memory deficits
- No therapeutics available:
  - Assistive devices



[1] www.orph.net; Internal analysis based upon published literature

Spinocerebellar Ataxia, Type 3 - Phase 2 Open Label Clinical Study

BioBlast Pharma

Locations	❖ Single center: Meir Medical Center, Israel
Status	❖ Phase 2 clinical trial ❖ Open label randomized, parallel group ❖ Weekly IV regimens: 15g or 30g with trehalose 90mg/mL IV solution
# of Patients	❖ 14 patients enrolled.
End Points	❖ Safety, tolerability; QOL ❖ Efficacy • SARA score (Scale for the Assessment And Rating of Ataxia) • 9 hole peg (HP); 25 foot walk (FW) • NESSCA score (Neurological Examination Score for Spinocerebellar Ataxia)
Study Length	❖ Minimum of 6 months treatment ❖ Maximum of 12 months
Current Status	❖ All currently treated patients anticipated to have completed first six months of therapy by Q1, 2016.

Continue to Enhance Understanding of U.S. & Canadian Market Opportunity for OPMD & SCA3

BioBlast Pharma

- Currently undertaking qualitative & quantitative market research to better understand patient journey, burden of disease, KOL/physician expectations, and global market opportunity for OPMD and SCA

- Well understood reimbursement pathway for Medicare, Medicaid & commercial:
  - OPMD & SCA3 are diseases already identified on the Social Security Compassionate Allowance List -- Patients can obtain Medicare benefit before age 65. Trehalose will require a J-code for reimbursement.

- Well understood distribution infrastructure to patients in their homes via Specialty Infusion Pharmacy:
  - New trehalose IV bag presentation being developed to reduce reconstitution and administration preparation, and enhance feasibility for home health administration (important in patient compliance)

- Well established patient advocacy groups with Muscular Dystrophy Association (MDA), Muscular Dystrophy Canada (MDC) & National Ataxia Foundation
  - MDA & MDC are integral parts of delivering services to OPMD patients

Map of Diagnosed OPMD Patients & Treating Physicians by MSA & State[1] for Clinical Trial & Commercial Purposes

BioBlast Pharma

- Vencore® analysis indicates 5,963 treated OPMD patients in USA (90% Confidence Interval)[1]
- Additional large patient cluster among French-Canadians (est. ~1/1,000 prevalence)
- Experience with prior market research in other orphan diseases shows potentially ~2-3 times more undiagnosed patients for every one diagnosed[1]
- Identified >272 identified healthcare professionals (primarily neurologists) treating OPMD patients in USA[1]
- Patient Registries in Canada & USA with leading physicians

MSA View



United States

Top 10 MSA's*

1. Detroit-Warren-Livonia, MI
2. Albuquerque, NM
3. Los Angeles-Long Beach-Santa Ana, CA
4. New York-Northern New Jersey-Long Island, NY-NJ-PA
5. Chicago-Naperville-Joliet, IL-IN-WI
6. Houston-Sugar Land-Baytown, TX
7. Sacramento-Arden-Arcade-Roseville, CA
8. Hartford-West Hartford-East Hartford, CT
9. Atlanta-Sandy Springs-Marietta, GA
10. Pittsburgh, PA

State View



Top 10 States*

1. California
2. Michigan
3. Texas
4. Ohio
5. New York
6. New Mexico
7. Pennsylvania
8. Florida
9. Illinois
10. Connecticut

*Raw Population Counts

[1] www.vencore.com/health-analytics; company data/experience; Youssof, S. MD, 2011 Patient Presentation

Note: MSA View does not include Medicaid population (location not available for this patient population)

BioBlast Pharma

1 Orphan Disease Focused Company (Neuromuscular; Mitochondrial Diseases)

2 New USA-based Global Leadership Team

3 Lead Clinical Asset in Phase 2 with Human Proof of Concept & Significant Commercial Potential in Multiple Indications*

4 Robust Pipeline for Internal Development & BD

* Interim HOPEMD Phase 2 open label study results announced on Oct. 27, 2015. Interim open label results should be cautiously interpreted.

Priority Focus on Trehalose Clinical Programs. Robust Pipeline of Preclinical Assets for Internal Development or BD

BioBlast Pharma

Platform	Drug Candidate	Indication	Preclinical	Phase 1	Phase 2	Phase 3
Protein Stabilizing Platform	Trehalose 90mg/mL IV solution	Oculopharyngeal muscular dystrophy (OPMD)	■	■	■	Priority for internal clinical development given recent human POC data*
		Spinocerebellar ataxia type 3 (SCA3; Machado Joseph)	■	■	■	
Mitochondrial Protein Replacement Therapy (mPRT)	BB-FA (BioBlast-Friedreich's ataxia)	Friedreich's ataxia	■			
	Additional prioritized mPRT drug candidates (not a full list)	*Evaluating for example:* • OTC Deficiency[1] • ALPERS Syndrome[2] • MMA[3] • Leigh Syndrome[4] • MELAS[5] • PDH Deficiency[6]	■			
Read-Through Platform	BBrm02 (Intrathecal azithromycin)	Spinal muscular atrophy (SMA)	■			Development of mPRT & Read-through platforms contingent upon funding and/or business development

[1] Ornithine Transcarbamylase Deficiency
[2] POLG mutations
[3] Methylmalonic Aciduria
[4] SURF1 mutations
[5] Mitochondrial Encephalomyopathy, Lactic Acidosis & Stroke-like Episodes
[6] Pyruvate Dehydrogenase Deficiency

Legend: Protein Stabilizing Platform; mPRT Platform; Read-through Platform; Clinical Programs; Preclinical Programs

* Interim HOPEMD Phase 2 open label study results announced on Oct. 27, 2015. Interim open label results should be cautiously interpreted.

Mitochondrial Protein Replacement Platform (mPRT) for Mitochondrial Diseases

BioBlast Pharma

- A significant novel frontier in protein replacement therapy
  - ~167 mitochondrial diseases identified in the literature
- Proofs of concept by BioBlast/other researchers in animal and/or cellular models:

Friedriech's Ataxia (BioBlast)	*in vivo* & cellular
Lipoamide Dehydrogenase Deficiency (LAD Deficiency)	*in vivo* & cellular
Ornathine Transcarbamylase Deficiency (OTC Deficiency)	cellular
Complex 1 Assembly Factor Deficiency	cellular
Phenylketonuria (PKU)	cellular

- BioBlast's proprietary technology allows exogenously produced proteins to be delivered to, and function within mitochondria:
  - Drugs composed of a fully functional protein + two delivery moieties: TAT & MTS[1]
- BioBlast seeking to develop BB-FA for Friedriech's ataxia & a number of other mPRT drug candidates either internally or through partnership

[1] TAT - Trans-Activator of Transcription
MTS – Mitochondrial Targeting Sequence

mPRT - BioBlast Approach
Mitochondrial Protein Replacement


Cell with Mutated Gene Causing Mitochondrial Disease
1
TAT
MTS
Protein
2
TAT
MTS
Protein
Nucleus
Mitochondria
3
TAT
MTS
Protein

1 ❖ Missing protein attached to two delivery moieties
- TAT = Trans-Activator of Transcription
- MTS = Mitochondrial Targeting Sequence

2 ❖ TAT penetrates membranes

3 ❖ MTS ensures arrival in mitochondria and prevents exit

TAT - Trans-Activator of Transcription
MTS – Mitochondrial Targeting Sequence

Friedreich's Ataxia – A Rare Disease with Significant Unmet Need

BioBlast Pharma

Friedreich's Ataxia Overview

- Autosomal recessive mitochondrial neurodegenerative disease caused by reduced function/absence of frataxin protein - a protein consequential in iron metabolism:
  - Accumulation of iron in mitochondria leads to excess production of free radicals, resulting in cell damage & death.
- Incidence[1]: 1 per 20-50,000 in Caucasians. Carrier prevalence of 1 per 85-110
- Major symptoms lead to significant morbidities in later life & mortality:
  - Life span is 30 to 40 years after diagnosis
  - Severe cardiomyopathy
  - Wheelchair bound
- No available therapeutics
  - Assistive devices



[1] www.orph.net; *J Md Genet* 2000;**37**:1-8 doi:10.1136/jmg.37.1.1

Key Anticipated Milestones - 2016

BioBlast Pharma

Date	Milestone
Q1, 2016	• OPMD - HOPEMD Phase 2 open label study results for all patients (6 months data)
Q2, 2016	• OPMD – HOPEMD Phase 2 patients from Israel site complete 18 months of treatment
Q2, 2016	• SCA3 – Phase 2 open label study results for all patients (6 months data)
Q2, 2016	• Trehalose healthy volunteer dose ranging study results
Q2, 2016	• Trehalose Phase 2b double blind placebo controlled study initiation
Q4, 2016	• OPMD – HOPEMD Phase 2 patients from Canadian site complete 18 months of treatment

Note: BioBlast, by policy, does not comment on timelines related to preclinical programs or business development initiatives

Investment Highlights - Summary

BioBlast Pharma

- Dedicated orphan disease company in mid/late stage development with a focus on neuromuscular & mitochondrial diseases
  - New U.S.-based global executive team
- Lead clinical drug candidate (trehalose 90mg/mL IV solution) in Phase 2 development with interim open label data signaling potential clinical efficacy and safety. Significant commercial potential in multiple indications of high unmet need*
  - First-in-class and first therapeutic to potentially treat a number of devastating PolyA/PolyQ diseases
  - Commercially attractive markets for lead two indications (OPMD; SCA3)
  - Strong market exclusivity through Orphan Drug Designation & IP portfolio
  - Fast Track Designation in one program (OPMD)
- Robust pipeline of drug candidates for internal development & BD
  - Animal proofs of concept established for both mPRT and read-through platforms
  - Next step development contingent upon internal funding & BD efforts
- $23.1 million in cash & investments (Sept. 30, 2015) with sufficient cash through 2016

* Interim HOPEMD Phase 2 open label study results announced on Oct. 27, 2015. Interim open label results should be cautiously interpreted.